Exhibit 99.1

Ballard Reports Q3 2023 Results

VANCOUVER, BC, Nov. 7, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the third quarter ended September 30, 2023. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"We delivered robust revenue growth in Q3, with shipments to our core mobility markets substantially improved both year-over-year and quarter-over-quarter," said Randy MacEwen, President and CEO. "Revenue generated from Power Products represented close to 80% of total revenues in the quarter, tracking the consistent increase in product revenues as a proportion of our total Order Backlog."

"Concurrent with our strong revenue growth in Q3, we also delivered a substantial improvement in our gross margin performance. We are pleased with the momentum heading into the fourth quarter as we continue to focus on Q4 deliveries, customer platform wins, order intake for 2024 revenue, and product cost reduction initiatives," said Mr. MacEwen.

"Amidst an uncertain economic environment, we continue to exercise cost discipline, with Q3 cash operating costs roughly flat and cash burn significantly reduced compared to the prior year. We continue to track to our full-year guidance ranges for operating and capital expenditures, and we ended the quarter with cash and cash equivalents of $781 million," Mr. MacEwen added.

"We are encouraged by constructive hydrogen policy developments in the US and Europe. The US Department of Energy announced $7 billion in funding for seven selected regional clean hydrogen hubs, six of which have use cases aligned with our target verticals. We expect these hydrogen hubs to support the mid-term availability of low-cost, low-carbon hydrogen - a key enabler for fuel cell adoption. Concurrently, the European Union's recently proposed CO2 emission standards for heavy-duty vehicles are highly supportive of fuel cells in our target markets of bus and truck," concluded Mr. MacEwen.

Q3 2023 Financial Highlights

(all comparisons are to Q3 2022 unless otherwise noted)

•	Total revenue was $27.6 million in the quarter, up 29% year-over-year.
•	Heavy Duty Mobility revenue of $21.1 million increased 67%, driven primarily by higher revenues from the rail and marine verticals, partially offset by lower revenues in bus and truck.
•	Stationary revenue of $2.9 million decreased 5% primarily due to lower sales in North America, partially offset by higher revenues in Europe.
•	Emerging and Other Markets revenue of $3.6 million decreased 37% compared to the prior year, driven primarily by lower shipments to Europe.
•	Gross margin was (10)% in the quarter, an increase of 12-points, driven by higher revenues, product cost reduction initiatives, and a reduction in inventory provisions.
•	Total Operating Expenses and Cash Operating Costs[3] were $36.3 million and $30.3 million, respectively, a decrease of 9% and an increase of 1%, respectively, from Q3 2022. The decrease in Total Operating Expenses was driven primarily by lower general and administrative expenses, largely offset by an increase in sales and marketing expenses.
•	Total Cash Used by Operating Activities was $22.0 million, compared to $30.3 million in the prior year, while Total Cash Used by Investing Activities was $11.1 million, compared to $15.5 million in Q3 2022. Cash and cash equivalents was $781.0 million at the end of Q3 2023 compared to $955.4 million in the prior year.
•	Adjusted EBITDA[3] was ($36.2) million, compared to ($35.1) million, primarily as a result of a higher loss attributable to the Weichai Ballard JV, the increase in Cash Operating Costs and partially offset by the improvement in gross margin loss.
•	As a result of further proposed restructuring of operations at Ballard Motive Solutions, non-cash impairment charges for goodwill and intangible assets of $26.3 million were recognized in the quarter.
•	Ballard received approximately $14.8 million of new orders in Q3, and delivered orders valued at $27.6 million, resulting in an Order Backlog of approximately $134.6 million at the end of Q3. Orders from customers in Europe and North America and for Power Products now represent close to 80% of the total Order Backlog.
•	The 12-month Order Book was $72.7 million at end-Q3, a decrease of $13.1 million, or approximately 15%, due to slower order bookings and an increase in product shipments during the quarter.

Ballard Power Systems Q3 Results (CNW Group/Ballard Power Systems Inc.)

2023 Outlook

In 2023, Ballard maintains its guidance ranges for Total Operating Expense3 and Capital Expenditure4 as noted below. Capital Expenditures for 2023 are expected to be in the low end of the guidance range for the full year period.

2023	Guidance
Total Operating Expense[3]	$135 - $155 million
Capital Expenditure[4]	$40 - $60 million

Q3 2023 Financial Summary

(Millions of U.S. dollars)	Three months ended September 30
	2023	2022	% Change
REVENUE
Fuel Cell Products & Services:[1]
Heavy-Duty Mobility	$21.1	$12.6	67%
Bus	$8.6	$9.2	(6%)
Truck	$1.9	$2.5	(25%)
Rail	$9.3	$0.4	2,133%
Marine	$1.3	$0.5	156%
Stationary	$2.9	$3.1	(5%)
Emerging and Other Markets	$3.6	$5.7	(37%)
Total Fuel Cell Products & Services Revenue	$27.6	$21.3	29%
PROFITABILITY
Gross Margin $	($2.8)	$(4.8)	41%
Gross Margin %	(10%)	(22%)	12pts
Total Operating Expenses	$36.3	$40.0	(9%)
Cash Operating Costs[2]	$30.3	$30.0	1%
Equity loss in JV & Associates	($4.0)	($1.0)	300%
Adjusted EBITDA[3]	($36.2)	($35.1)	(3%)
Net Loss	($62.5)	($42.9)	(46%)
Loss Per Share	($0.21)	($0.14)	(49%)
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($22.8)	($35.7)	36%
Working Capital Changes	$0.8	$5.4	(85%)
Cash used by Operating Activities	($22.0)	($30.3)	27%
Cash and cash equivalents	$781.0	$955.4	(18%)

For a more detailed discussion of Ballard Power Systems' third quarter 2023 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call

Ballard will hold a conference call on Tuesday, November 7, 2023 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review third quarter 2023 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements concerning the markets for our products, Order Backlog, expected revenues, gross margins, operating expenses, capital expenditures, corporate development activities, impacts of investments in manufacturing and R&D capabilities and cost reduction initiatives and statements that describe any anticipated offering of securities under Ballard's Shelf Prospectus and Registration Statement or the filing of a Prospectus supplement. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, market demand and financing needs. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans, achieving and sustaining profitability, Ballard's condition requiring anticipated use of proceeds to change and the timing of, and ability to obtain, required regulatory approvals. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements represent Ballard's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

[2] Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to the tables below.

Cash Operating Costs measures total operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains or losses on foreign exchange contracts.

[3] Total Operating Expenses refer to the measure reported in accordance with IFRS.
[4] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Cash Operating Costs	2023	2022	$ Change
Total Operating Expenses	$ 36,280	$ 39,995	$ (3,715)
Stock-based compensation expense	(3,106)	(2,828)	(278)
Impairment recovery (losses) on trade receivables	(45)	-	(45)
Acquisition related costs	(33)	(2,261)	2,228
Restructuring and related (costs) recovery	(138)	(258)	120
Impact of unrealized gains (losses) on foreign exchange contracts	(655)	(1,588)	933
Depreciation and amortization	(2,048)	(3,065)	1,017
Cash Operating Costs	$ 30,255	$ 29,995	$ 260
(Expressed in thousands of U.S. dollars)	Three months ended September 30,
EBITDA and Adjusted EBITDA	2023	2022	$ Change
Net loss	$ (62,454)	$ (42,881)	$ (19,573)
Depreciation and amortization	3,115	3,979	(864)
Finance expense	291	324	(33)
Income taxes (recovery)	20	(420)	440
EBITDA	$ (59,028)	$ (38,998)	$ (20,030)
Stock-based compensation expense	3,106	2,828	278
Acquisition related costs	33	2,261	(2,228)
Finance and other (income) loss	(7,239)	(2,781)	(4,458)
Impairment charge on intangible assets	2,266	-	2,266
Impairment charge on goodwill	23,991	-	23,991
Impact of unrealized (gains) losses on foreign exchange contracts	655	1,588	(933)
Adjusted EBITDA	$ (36,216)	$ (35,102)	$ (1,114)

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SOURCE Ballard Power Systems Inc.

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For further information: Kate Charlton +1.604.453.3939, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 07-NOV-23